AllianceBernstein Income Fund-N-SAR-July 28, 2009

811-05207

Question 77C-Matters submitted to a vote of security holders

The Annual Meeting of Stockholders of AllianceBernstein Income Fund, Inc. ("the Fund") was held on March 31, 2009. A description of the proposal and number of shares voted at the Meeting are as follows:

					Voted For	Authority
							Withheld
To elect four Directors
for a term of two or
three years and until
his successor is duly
elected and qualifies.

Class Two (term expires 2011)
Robert M. Keith.............		205,407,744	10,261,519

Class Three (term expires 2012)
Garry L. Moody..............		203,996,440	11,672,823
Marshall C. Turner..........		203,749,244	11,920,019
Earl D. Weiner..............		203,651,076	12,018,187